

September 20, 2022

Boaz Shetzer
Chief Executive Officer
ParaZero Technologies Ltd.
30 Dov Hoz
Kiryat Ono, 5555626, Israel

> **Re: ParaZero Technologies Ltd.**
> **Amendment No. 5 to Registration Statement on Form F-1**
> **Filed September 15, 2022**
> **File No. 333-265178**

Dear Mr. Shetzer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2022 letter.

Amendment No. 5 to Registration Statement on Form F-1 filed September 15, 2022

General

1.   We note your response to our comment letter dated September 15, 2022. Please amend your Form F-1 to provide disclosure regarding the manner of determination of the offering price and describe the factors considered in determining the offering price. See Item 9.A of Form 20-F.

You may contact Mindy Hooker at (202) 551-3732 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David Huberman